COMMENTS RECEIVED ON 12/03/2024

FROM KIM McMANUS

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Corporate Bond ETF

Fidelity Investment Grade Bond ETF

Fidelity Investment Grade Securitized ETF

Fidelity Limited Term Bond ETF

Fidelity Total Bond ETF

POST-EFFECTIVE AMENDMENT NO. 30

1.

C:

The Staff notes that the 485(a) filing identifies one series/class, Fidelity Limited Term Bond ETF. The Staff requests we include all series/classes included in this prospectus when filing the 485(b). In future filings, the Staff requests we ensure the 485(a) includes the series/class IDs for all funds for which the filing is substantively made.

R:

Each fund will update its financials and make certain nonmaterial changes in a filing pursuant to Rule 485(b), which will include series and class identifiers for all funds and classes for which the filing is made. In future 485(a) filings, we will include series and class identifiers for all funds in the prospectus(es).

2.

Fidelity Corporate Bond ETF

“Fund Summary” (Prospectus)

“Principal Investment Strategies”

C:

The Staff request we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

The derivative instruments listed in the fund’s principal investment strategies and principal investment risk disclosures represent the types of derivatives that the fund may invest in from time to time. The types of derivatives in which the funds may invest are summarized in Fund Summary – Principal Investment Strategies:

•

Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.

In addition, the fund’s principal investment strategy disclosure, in the Investment Details section, provides greater detail on the fund’s use of derivatives:

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

As a result, we respectfully decline to include additional disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

The excerpted disclosure above is included to account for the circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amendments to the Names Rule adopted by the Commission on September 20, 2023 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. Moreover, each of the fund’s principal investment risks ties back to either the fund’s principal investment strategies and/or the principal security types in which the fund invests in accordance with those strategies. The market risk factors associated with the fund’s investments are summarized in Fund Summary – Principal Investment Risks and described in more detail in Investment Details – Principal Investment Risks. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Accordingly, we respectfully decline to expand the disclosure.

5.

All Funds

“Fund Summary” (Prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.

The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease.

Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

Pursuant to plain English requirements, the Staff request we explain “providing credit support” and “maturity-shortening structures” mean.

R:

The disclosure will be revised as follows:

A decline in the credit quality of an issuer or a provider of credit support (such as guarantees) or a maturity-shortening structure (such as demand and put features) for a security can cause the price of a security to decrease.

6.

Fidelity Total Bond ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that all LIBOR publication has ceased and requests we revise the “Interest Rate Changes” risk disclosure or explain the inclusion of this disclosure.

R:

The disclosure will be revised as follows:

Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. Securities with floating interest rates can be less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much as interest rates in general. Securities whose payment at maturity is based on the movement of all or part of an index and inflation-protected debt securities may react differently from other types of debt securities. In market environments where interest rates are rising, issuers may be less willing or able to make principal and/or interest payments on securities when due. ~~As~~ Certain investments held by a ~~result of benchmark reforms, publication of most~~ fund may have relied on the London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another~~)~~). As a result of benchmark reforms, publication of all LIBOR settings has ceased.

~~Some LIBOR settings continue to be published but only on a temporary, synthetic, and non-representative basis. It is expected that all synthetic LIBOR settings will be discontinued at the end of September 2024.~~ Although the transition process away from certain benchmark rates, including LIBOR, for more instruments has ~~become increasingly well-defined~~been completed, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain and may adversely impact a fund's performance.

7.

All funds

“Appendix” (Prospectus)

“Additional Index Information”

C:

The Staff requests we tell them what indices are intended to be appropriate broad-based securities market indices.

R:

Each fund’s appropriate broad-based securities market index as defined in Instruction 6 to Item 27A(d)(2) will be the Bloomberg U.S. Aggregate Bond Index.